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                              June 28, 2023

       David Van Steenis
       Chief Financial Officer
       ExchangeRight Income Fund
       9215 Northpark Drive
       Johnston, IA 50131

                                                        Re: ExchangeRight
Income Fund
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed June 12, 2023
                                                            File No. 000-56543

       Dear David Van Steenis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-10 filed June 12, 2023

       Item 1. Business
       Investment Objectives and Strategy, page 4

   1. We note your response to comment 1. It is still not clear why it is relevant to include the parent company's credit
rating if the parent company has not provided a guarantee for its subsidiary. Please
revise the disclosure to remove these references.
       Notes to Pro Forma Condensed Consolidated Financial Statements Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance
Sheet, page F-83

   2. We note your response to our prior comment 19. We continue to believe that the absence of a firm commitment to
raise the remaining cash equity precludes you from reflecting the receipt or application
of such proceeds in your pro forma financial statements. Please revise your pro forma
presentation or advise.
 David Van Steenis
ExchangeRight Income Fund
June 28, 2023
Page 2
General

3. We note your response to comment 21. We continue to consider your response and may have additional comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Van Steenis
                                                          Division of
Corporation Finance
Comapany NameExchangeRight Income Fund
                                                          Office of Real Estate
& Construction
June 28, 2023 Page 2
cc:       David P. Hooper, Esq.
FirstName LastName